Exhibit 1

SUPERCOM LTD
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2022
(Unaudited)

SUPERCOM LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2022

(Unaudited)

IN U.S. DOLLARS

SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
CURRENT ASSETS
Cash and cash equivalents	2,912	3,537
Restricted bank deposits	1,009	1,067
Trade receivable, net	12,498	11,061
Other accounts receivable and prepaid expenses	1,801	1,599
Inventories, net (Note 3)	3,641	3,561
Patents	5,283	5,283
Total current assets	27,144	26,108

LONG-TERM ASSETS
Severance pay funds	458	487
Deferred tax long term	202	202
Property and equipment, net	1,742	1,804
Other Intangible assets, net (Note 4)	5,429	5,610
Goodwill	7,026	7,026
Operating lease right-of-use asset	683	882
Total non-current assets	15,540	16,011

TOTAL ASSETS	42,684	42,119

CURRENT LIABILITIES
Trade payables	1,355	1,395
Employees and payroll accruals	1,802	2,119
Related parties	161	172
Accrued expenses and other liabilities	1,353	1,559
Deferred revenue	525	151
Short-term loan and others	-	207
Total current liabilities	5,196	5,603

LONG-TERM LIABILITIES
Long-term loan	32,337	30,451
Deferred revenue	49	49
Deferred tax liability LT	170	170
Accrued severance pay	498	529
Operating lease liabilities	709	925
Total non-current liabilities	33,763	32,124

SHAREHOLDERS' EQUITY:
Ordinary shares	2,645	2,028
Additional paid-in capital	101,708	97,833
Accumulated deficit	(100,628)	(95,469)
Total shareholders' equity	3,725	4,392

Total Liabilities and Shareholders' Equity	42,684	42,119

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Six months ended June 30
	2022	2021
	Unaudited	Unaudited
REVENUES	6,264	6,125

COST OF REVENUES	3,648	2,669

GROSS PROFIT	2,616	3,456

OPERATING EXPENSES
Research and development, net	1,792	1,246
Sales and marketing	1,463	747
General and administration	2,488	1,806
Total operating expenses	5,743	3,799

OPERATING (LOSS) INCOME	(3,127)	(343)

FINANCIAL EXPENSES (INCOME), NET	(2,032)	(1,919)

LOSS BEFORE INCOME TAX	(5,159)	(2,262)

INCOME TAX BENEFIT	-	(5)

NET LOSS FOR THE PERIOD	(5,159)	(2,267)

NET LOSS PER SHARE

Basic	(0.15)	(0.09)

Diluted	(0.15)	(0.09)

Weighted average number of ordinary shares used in computing basic net loss per share	33,474,492	25,882,526

Weighted average number of ordinary shares used in computing diluted net loss per share	33,474,492	25,882,526

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share data)

	Ordinary shares		Additional		Total
	Number of Shares	Share capital	paid-in capital	Accumulated deficit	shareholders' equity

Balance as of December 31, 2020	19,998,745	1,397	88,853	(85,331)	4,919
Changes during the six months ended June 30, 2021 (unaudited):
Net loss	-	-	-	(2,267)	(2,267)
Exercise of options and debt conversion	5,962,651	465	7,236	-	7,701
Balance as of June 30, 2021 (unaudited)	25,961,396	1,862	96,089	(87,598)	10,353

Balance as of December 31, 2021	28,239,372	2,028	97,833	(95,469)	4,392
Changes during the six months ended June 30, 2022 (unaudited):
Net loss	-	-	-	(5,159)	(5,159)
Exercise of options and debt conversion	543,855	39	172	-	211
Share Issuance	7,531,585	578	3,703	-	4,281

Balance as of June 30, 2022 (unaudited)	36,314,812	2,645	101,708	(100,628)	3,725

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars in thousands)

	Six months ended June 30
	2022	2021
	Unaudited	Unaudited
Cash flows from operating activities:

Net loss	(5,159)	(2,267)

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,289	988
Stock-based compensation	-	-
Foreign Exchange differences	-	(131)
Increase in trade receivables, net	(1,437)	(1,147)
Decrease (Increase) in other accounts receivable and prepaid expenses	(202)	2
Increase in inventories, net	(80)	(1,163)
Increase in other non-current assets	-	232
Increase (decrease) in trade payables	(40)	(988)
Increase in employees and payroll accruals	(317)	(70)
Increase (decrease) in accrued severance pay	(31)	(136)
Increase in accrued expenses and other liabilities	1,842	492
Net cash used in operating activities	(4,134)	(4,188)

Cash flows from investing activities:
Purchase of property and equipment	(276)	(492)
Purchase of Intangible assets	-	-
Decrease (Increase) in severance pay fund	29	127
Capitalization of software development costs	(572)	(439)
Net cash provided by (used in) investing activities	(819)	(804)

Cash flows from financing activities:
Issuance of share capital, net of issuance costs	4,281	-
Proceeds from exercise of options and warrants, net	-	5,022
Long-term debt, net	-	8,290
Related parties	(11)	(1,391)
Net cash provided by (used in) financing activities	4,270	11,921

Increase (decrease) in cash, cash equivalents and restricted cash	(683)	6,929
Cash, cash equivalents and restricted cash at the beginning of the year	4,604	3,952

Cash, cash equivalents and restricted cash at the end of the period	3,921	10,881

The accompanying notes are an integral part of these interim consolidated financial statements.

SUPERCOM LTD

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: GENERAL

a.
SuperCom Ltd. (the “Company”) is an Israeli resident company organized in 1988 in Israel. On January 24, 2013, the Company changed its name back to SuperCom Ltd, its original name, from Vuance Ltd. On September 12, 2013, the Company’s ordinary shares were approved for listing on the NASDAQ Capital Market and began trading under the ticker symbol “SPCB” on September 17, 2013. Previously, the Company’s ordinary shares traded on the OTCQB® electronic quotation service.

The Company is a global provider of e-GOV, IoT, Communication and Cyber Security solutions to governments and organizations, both private and public, throughout the world; (i) IoT products and solutions reliably identify, track and monitor people or objects in real-time, enabling customers to detect unauthorized movement of people, vehicles and other monitored objects. The Company provides an all-in-one field-proven PureSecurity suite, accompanied by services specifically tailored to meet the requirements of an IoT customer; (ii) Proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance, and border control services, the Company have helped governments and national agencies design and issue secured multi-identification, or Multi-ID, documents and robust digital identity solutions to their citizens, visitors, and Lands; (iii) Solutions for carrier wi-fi, enterprise connectivityas well as its legacy backhaul services and products; (iv) Cutting edge endpoint data protection guarding against corporate data loss and theft through content discovery and inspection, encryption methodologies, and comprehensive device and port control, The Company maps sensitive information and controls data flow through email, web, external devices, and additional channels.

b.	Liquidity Analysis

The Company has experienced net losses and significant cash outflows from cash used in operating activities over the past 3 years. As of six months ended June 30, 2022, the Company had an accumulated deficit of $100,628 and net cash used in operating activities of $4,134, compared to $4,188 for six months ended June 30, 2021.

Management has evaluated the significance of the conditions described above in relation to the Company’s ability to meet its obligations and noted that as of June 30, 2022, the Company had cash, cash equivalent, and restricted cash of $3,921 and positive working capital of $21,948.

Additionally, the Company secured financing of $20,000 during 2018, of which $6,000 remains available to the Company to draw during the 12 months following the balance sheet date, under certain conditions. Throughout 2021, the Company also secured through the issuance of multiple notes aggregate gross proceeds of $12,000 of subordinated debt.

On March 1, 2022, the Company raised $4.65 million in a registered direct offering with a single accredited institutional investor of an aggregate of 3,130,000 of its ordinary shares, and 4,401,585 pre-funded warrants to purchase ordinary shares with an exercise price of $0.00001 per share, and concurrent private placement to the Purchaser of the Company’s private warrants to purchase an aggregate of 5,648,689 or ordinary shares at an exercise price of $0.70 per share.

On July 27, 2022, the Company raised $1.74 million in a cash exercise of Company’s private warrants, as amended, of 5,648,689 of its ordinary shares at exercise price of $0.308, and concurrent private placement to the accredited institutional investor of the Company’s private warrants to purchase an aggregate of 5,648,689 or ordinary shares at an exercise price of $0.32 per share.

To date, the Company has used the proceeds from the secured financing, subordinated debt, and private placement (i) to satisfy certain indebtedness; and (ii) for general corporate purposes, and (iii) for working capital needs for multiple new government customer contracts with significant positive cash flow.

Furthermore, the available $6 million secured credit facility from Fortress Investment Group may provide the Company with additional access to capital if needed.

The Company believes that based on the above-mentioned secured financings, management’s plans, significant cost savings, and expected cash streams from the Company’s current contracts with customers worldwide, it will be able to fund its operations for at least the next 12 months.

SUPERCOM LTD

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: GENERAL (Cont.)

c.	Senior Secured Credit Facility

On September 6, 2018, and October 26, 2018, through a two-stage closing process, the Company entered into a Senior Secured Credit Facility with affiliates of Fortress Investment Group LLC("Fortress") with an aggregate principal amount of up to $20,000 (the "Credit Facility"). The Initial Term Loan, finalized on October 26, 2018 has an aggregate principal of $10,000, and the Incremental Term Loan provides up to an additional $10,000 in principal through Incremental Draws of at least $1,000 each. In 2019, a total of $4,000 gross was drawn on the Incremental Term Loan, and some of the terms of the Credit Facility were amended to support the company's needs. The Credit Facility is set to mature on September 6, 2021, and bears interest on the borrowed balance at a rate per annum equal to LIBOR plus an applicable margin (the "Interest Margin") dependent on the EBITDA Leverage Ratio, which is calculated and reset on a quarterly basis (8.0% for an EBITDA Leverage Ratio greater than or equal to 2.50x; 7.0% for an EBITDA Leverage Ratio less than 2.50x). At the Company's election, interest is paid in cash or in-kind in the amount of 4% per annum of the Interest Margin. The balance of interest is payable in cash monthly in arrears. For amounts that remain un-borrowed, the Company incurs interest at a rate of 0.50% per annum ("Unused Fee"). From closing until today, the Company only paid monthly interest payments. The Company expects to start making partial monthly amortization payments towards the principal balance, with the majority of the principal to be paid via a bullet payment at the maturity date, expected to be in December 2024.

The Credit Facility is subject to an original issue discount equal to 2.5% of any drawn amounts, and amounts repaid cannot be re-borrowed. At maturity, an end-of-term fee of 2.25% to 4.5% is owed by the Company for any amounts drawn. In connection with securing the Credit Facility, the Company incurred legal and due diligence fees, which are recorded together with the original issue discount and end-of-term fee, and amortized into interest expense over the life of the Credit Facility.

In connection with the Credit Facility, the Investor received 25,000 warrants initially and an additional 75,000 warrants for amendments (the “Credit Facility Warrants”) and purchased 106,705 unregistered common shares at a share price of $1.87 from Company at a total of $200. The Credit Facility Warrants mature 7 years from the date of issuance, were set to be issued at a strike price at a premium to the then current market price.

In 2021, the Company secured through the issuance of an additional subordinated notes, gross proceeds of $12,000. For the consideration of $12,000 in gross proceeds, SuperCom issued a two-year unsecured, subordinated promissory note to a certain institutional investor, one in February 2021 and the other in June 2021, both with similar structures and terms. The notes have a 5% annual coupon and a built-in increase to the balance of the notes by 5% every 6 months, for any portion of the notes which has not been paid down prior to maturity. All principal and interest accrued is required to be paid in only one-bullet payment at maturity, and the company has the right to pre-pay any portion of either note at any time without a pre-payment penalty. The company has an option at its discretion only, at any time after 12 months to pay down all or a portion of either note using its ordinary shares, subject to certain conditions being met.

As of June 30, 2022, the outstanding principal, including accrued interest, of the Credit Facility and the aggregate balance for these Subordinated Debt was $32,337.

The Company purchases certain services and products used by it to generate revenues in its projects and sales from several sole suppliers. Although there are only a limited number of manufacturers of those particular services and products, management believe that other suppliers could provide similar services and products on comparable terms without affecting operating results.

SUPERCOM LTD

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Financial Statement preparation

These unaudited interim consolidated financial statements of the Company and its subsidiaries (collectively referred to in its report as "Company"), as of June 30, 2022 and for the six months then ended have been prepared, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). They do not include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements.

The accounting policies used in the preparation of the unaudited interim consolidated financial statements is the same as those described in the Company's audited consolidated financial statements prepared in accordance with U.S. GAAP for the year ended December 31, 2021.

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated interim Financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Company believes all adjustments necessary for a fair statement of the results for the period presented have been made, and all such adjustments were of a normal recurring nature unless otherwise disclosed. The financial results for the period are not necessarily indicative of financial results for the full year.

These financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2021, and the accompanying notes. There have been no changes in the significant accounting policies from those disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2021included in the 2021 Form 20-F.

SUPERCOM LTD

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: INVENTORIES, NET

	June 30,	December 31,
	2022	2021
	$	$
Raw materials, parts and supplies	1,855	1,947
Finished products	1,786	1,614

	3,641	3,561

As of June 30, 2022 and December 31, 2021, inventory is presented net of write-offs for slow inventory in the amount of approximately $3,366 and $3,148, respectively.

NOTE 4: OTHER INTANGIBLE ASSETS, NET

	June 30,	December 31,
	2022	2021
	$	$
Customer relationship & Other	857	936
Right of use	683	882
IP & Technology	2,220	2,495
Capitalized software development costs	2,352	2,179

	6,112	6,492
NOTE 5: COMMITMENTS AND CONTINGENT LIABILITIES – LITIGIATION